Exhibit 107

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

HOOKIPA Pharma Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation (1)	Fee Rate	Amount of Filing Fee (2)
Fees to Be Paid	$132,810	$0.00011020	$14.64
Fees Previously Paid	—		—
Total Transaction Valuation (1)	$132,810
Total Fees Due for Filing (2)			$14.64
Total Fees Previously Paid			$14.64
Total Fee Offsets			—
Net Fee Due			$0

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of shares of the issuer’s common stock, having an aggregate value of $132,810 as of August 8, 2023, calculated based on the average values using the Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $110.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.011020% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.